Exhibit 99.1

PropertyGuru Reports Second Quarter 2024 Results

Revenue of S$41 Million and Adjusted EBITDA of S$7 Million

•
Total revenue grew 10% to S$41 million in the second quarter of 2024, with growth from Vietnam as market conditions continue to improve
•
Adjusted EBITDA grew to S$7 million in the second quarter of 2024, up 48% from S$5 million in the second quarter of 2023
•
Adjusted EBITDA margin of 17% in the second quarter of 2024, up from 13% in the second quarter of 2023

Singapore – September 4, 2024 – PropertyGuru Group Limited (NYSE: PGRU) (“PropertyGuru” or the “Company”), Southeast Asia’s leading1, property technology (“PropTech”) company, today announced financial results for the quarter ended June 30, 2024. Revenue of S$41 million in the second quarter of 2024 increased 10% year over year. Net loss was S$16 million in the second quarter and Adjusted EBITDA2 was positive S$7 million. This compares to net loss of S$6 million and Adjusted EBITDA2 of positive S$5 million in the second quarter of 2023.

Financial Highlights – Second Quarter 2024

•
Total revenue increased 10% year over year to S$41 million in the second quarter.
•
Marketplaces revenues increased 11% year over year to S$39 million in the second quarter driven by improving conditions in Malaysia and Vietnam combined with ongoing strength in Singapore.
•
Revenue by segment:
o
Singapore Marketplaces revenue increased 16% year over year to S$25 million, as the number of agents and the Average Revenue Per Agent (“ARPA”) grew in the quarter. Quarterly ARPA was up 17% in the second quarter to S$1,464 as compared to the prior year quarter and the number of agents in Singapore was up almost 500 to 16,577 from the second quarter of 2023. The renewal rate was 81% in the second quarter of 2024.
o
Malaysia Marketplaces revenue increased 12% year over year to S$7 million, as the Company continues to benefit from iProperty and PropertyGuru Malaysia’s combined market strength.
o
Vietnam Marketplaces revenue increased 4% year over year to S$5 million, as an increase in the number of listings was partially offset by a decrease in average revenue per listing (“ARPL”). The number of listings was up 17% to 1.5 million in the second quarter compared to the prior year quarter. ARPL was S$3.46, down 10% from the second quarter of 2023.
o
Fintech & Data services revenue increased 3% year over year to S$1.6 million.
•
At quarter-end, cash and cash equivalents were S$309 million.

1 Based on SimilarWeb data between January 2024 and June 2024.

2 Please refer to non-IFRS reconciliation of net income/(loss) to Adjusted EBITDA section for more details.

Information regarding our operating segments is presented below.

	For the Three Months Ended June 30,
	2024	2023	YoY Growth
	(S$ in thousands except percentages)

Revenue	40,678	36,880	10.3%
Marketplaces	39,125	35,368	10.6%
Singapore	24,970	21,534	16.0%
Vietnam	5,257	5,074	3.6%
Malaysia	7,421	6,602	12.4%
Other Asia	1,477	2,158	-31.6%
Fintech and data services	1,553	1,512	2.7%
Adjusted EBITDA	6,817	4,611
Marketplaces	25,335	20,775
Singapore	19,801	16,560
Vietnam	756	848
Malaysia	5,062	3,966
Other Asia	(284)	(599)
Fintech and data services	(2,881)	(2,657)
Corporate*	(15,637)	(13,507)
Adjusted EBITDA Margin (%)	16.8%	12.5%
Marketplaces	64.8%	58.7%
Singapore	79.3%	76.9%
Vietnam	14.4%	16.7%
Malaysia	68.2%	60.1%
Other Asia	-19.2%	-27.8%
Fintech and data services	-185.5%	-175.7%

	For the Six Months Ended June 30,
	2024	2023	YoY Growth
	(S$ in thousands except percentages)

Revenue	77,193	69,508	11.1%
Marketplaces	74,252	66,568	11.5%
Singapore	48,470	40,381	20.0%
Vietnam	8,580	8,402	2.1%
Malaysia	14,142	13,420	5.4%
Other Asia	3,060	4,365	(29.9)%
Fintech and data services	2,941	2,940	0.0%
Adjusted EBITDA	11,277	4,831
Marketplaces	47,329	37,070
Singapore	38,469	30,567
Vietnam	639	(73)
Malaysia	8,582	7,468
Other Asia	(361)	(892)
Fintech and data services	(5,640)	(4,862)
Corporate*	(30,412)	(27,377)
Adjusted EBITDA Margin (%)	14.6%	7.0%
Marketplaces	63.7%	55.7%
Singapore	79.4%	75.7%
Vietnam	7.4%	-0.9%
Malaysia	60.7%	55.6%
Other Asia	-11.8%	-20.4%
Fintech and data services	-191.8%	-165.4%

*Corporate consists of headquarters costs, which are not allocated to the segments. Headquarters costs are costs of PropertyGuru’s personnel that are based predominantly in its Singapore headquarters and certain key personnel in Malaysia and Thailand, and that service PropertyGuru’s group as a whole, consisting of its executive officers and its group marketing, technology, product, human resources, finance and operations teams, as well as platform IT costs (hosting, licensing, domain fees), workplace facilities costs, corporate public relations retainer costs and professional fees such as audit, legal and consultant fees. A portion of the cost of being a listed entity is also included.

About PropertyGuru Group

PropertyGuru is Southeast Asia’s leading1 PropTech company, and the preferred destination for over 31 million property seekers3 to connect with over 50,000 agents4 monthly to find their dream home. PropertyGuru empowers property seekers with more than 2.1 million real estate listings5, in-depth insights, and solutions that enable them to make confident property decisions across Singapore, Malaysia, Thailand and Vietnam.

PropertyGuru.com.sg was launched in Singapore in 2007 and since then, PropertyGuru Group has made the property journey a transparent one for property seekers in Southeast Asia. In the last 17 years, PropertyGuru has grown into a high-growth PropTech company with a robust portfolio including leading property marketplaces and award-winning mobile apps across its core markets; mortgage marketplace, PropertyGuru Finance; home services platform, Sendhelper; a host of proprietary enterprise solutions under PropertyGuru For Business, including DataSense, ValueNet, Awards, events and publications across Asia.

For more information, please visit: PropertyGuruGroup.com; PropertyGuru Group on LinkedIn.

Contact Information:

Media	Investor
PropertyGuru Group	PropertyGuru Group
Sheena Chopra	Nat Otis
+65 9247 5651	+1 860 906 7860
sheena@propertyguru.com.sg	natotis@propertyguru.com

3 Based on Google Analytics data between January 2024 and June 2024.

4 Based on data between April 2024 and June 2024.

5 Based on data between January 2024 and June 2024.

Key Performance Metrics and Non-IFRS Financial Measures

Our core markets comprise Singapore, Vietnam, Malaysia and Thailand.

Engagement Market Share is the average monthly engagement for websites owned by PropertyGuru as compared to average monthly engagement for a basket of peers calculated over the relevant period. Engagement is calculated as the number of visits to a website during a period multiplied by the total amount of time spent on that website for the same period, in each case based on data from SimilarWeb. Engagement Market Share is based on the prevailing SimilarWeb algorithm on the date the Company first filed or furnished such information to the U.S. Securities and Exchange Commission (“SEC”).

Number of agents in all core markets except Vietnam is calculated for a period as the sum of the number of agents with a valid 12-month subscription package at the end of each month in a period divided by the number of months in such period. In Vietnam, number of agents is calculated as the average monthly number of agents who credit money into their account within the relevant period. When counting in aggregate across the PropertyGuru group, in markets where PropertyGuru operates more than one property portal, an agent with subscriptions to more than one portal is only counted once.

Number of real estate listings is calculated as the average number of listings created monthly during the period for Vietnam and the average number of monthly listings available in the period for other markets.

Average revenue per agent (“ARPA”) is calculated as agent revenue for a period divided by the average number of agents in that period, which is calculated as the sum of the number of total agents at the end of each month in a period divided by the number of months in such period.

Number of listings in Vietnam is calculated as the sum of all listings created in each month over the relevant period (other than listings from promotional accounts). Number of listings is used to calculate average revenue per listing, which is described below.

Average revenue per listing ("ARPL”) is calculated as revenue for a period divided by the number of listings in such period.

Renewal rate is calculated as the number of agents that successfully renew their annual package during a period divided by the number of agents whose packages are up for renewal (at the end of their twelve-month subscription) during that period.

This press release also includes references to non-IFRS financial measures, namely Adjusted EBITDA, Adjusted EBITDA Margin and incremental Adjusted EBITDA over incremental revenue. PropertyGuru uses these measures, collectively, to evaluate ongoing operations and for internal planning and forecasting purposes. PropertyGuru believes that non-IFRS information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and may assist in comparisons with other companies to the extent that such other companies use similar non-IFRS measures to supplement their IFRS or GAAP results. These non-IFRS measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non-IFRS measures used by other companies. Accordingly, non-IFRS measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of other IFRS financial measures, such as net loss and loss before income tax.

Adjusted EBITDA is a non-IFRS financial measure defined as net profit/loss for year/period adjusted for changes in fair value of preferred shares, warrant liability and embedded derivatives, finance costs, depreciation and amortization, tax expenses or credits, impairments when the impairment is the result of an isolated, non-recurring event, share grant and option expenses, loss on disposal of plant and equipment and intangible assets, currency translation profit or loss, fair value profit or loss on lease modifications and contingent consideration, business acquisition transaction and integration cost (including contingent consideration), and the cost of listing or IPO activities.

Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of revenue.

Incremental Adjusted EBITDA over incremental revenue is calculated as the increase in Adjusted EBITDA over the period divided by the increase in revenue over the same period.

A reconciliation of net loss to Adjusted EBITDA is provided as follows.

	For the Three Months Ended June 30,
	2024	2023*
	(S$ in thousands)

Net loss	(16,125)	(6,476)
Adjustments:
Changes in fair value of preferred shares, warrant liability and embedded derivatives	10,287	(2,246)
Finance income - net	(2,356)	(1,897)
Depreciation and amortization expense	6,898	5,800
Impairment	—	5,719
Share grant and option expenses	1,555	802
Other losses/(gains) - net	338	(18)
Business acquisition transaction and integration cost	213	597
Strategic review cost	4,997	—
Restructuring cost**	62	2,066
Tax expense	948	264
Adjusted EBITDA	6,817	4,611

	For the Six Months Ended June 30,
	2024	2023*
	(S$ in thousands)

Net loss	(22,417)	(16,710)
Adjustments:
Changes in fair value of preferred shares, warrant liability and embedded derivatives	10,593	(110)
Finance income - net	(4,333)	(3,317)
Depreciation and amortization expense	13,354	11,680
Impairment	—	5,719
Share grant and option expenses	2,576	3,060
Other losses - net	307	54
Business acquisition transaction and integration cost	239	2,040
Strategic review cost	5,468	—
Restructuring cost**	4,233	2,066
Tax expense	1,257	349
Adjusted EBITDA	11,277	4,831

* Certain amounts in the prior period have been re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the acquisition of Sendtech in October 2022.

** The restructuring cost relates to the strategic re-organisation of the Group.

Forward-Looking Statements

Forward-looking statements in this press release, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1955. These statements include statements regarding our future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of PropertyGuru, market size and growth opportunities, competitive position and technological and market trends and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: changes in domestic and foreign business, market, financial, political and legal conditions; competitive pressures in and any disruption to the industry in which PropertyGuru and its subsidiaries (the “Group”) operates; the Group’s ability to sustain profitability despite a history of losses; the Group’s ability to implement its growth strategies and manage its growth; customers of the Group continuing to make valuable contributions to its platform; the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to produce accurate forecasts of its operating and financial results; the Group’s ability to attract traffic to its websites; the Group’s ability to assess property values accurately; the Group’s internal controls; the impact of rising inflation and interest rates on the Group’s business, real estate markets and the economy in general; the impact of government and regulatory policies on real estate or credit markets in Vietnam and other countries in which the Group operates; fluctuations in foreign currency exchange rates, particularly in Malaysia; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) of the countries in which the Group operates; general economic conditions in the countries in which the Group operates; political instability in the jurisdictions in which the Group operates; political unrest, terrorist activities and other geopolitical risks, including the ongoing military actions between Russia and Ukraine and between Israel and Hamas; the Group’s ability to attract and retain management and skilled employees; the impact of the COVID-19 pandemic on the business of the Group; the Group’s ability to integrate newly acquired businesses or companies and the success of the Group’s strategic investments and acquisitions; changes in the Group’s relationship with its current customers, suppliers and service providers; disruptions to information technology systems and networks; the Group’s ability to grow and protect its brand and the Group’s reputation; the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; unanticipated losses, write-downs or write-offs; restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Group’s completed business combination; technological advancements in the Group’s industry; and other risks discussed in our filings with the SEC.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this press release. We do not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. The inclusion of any statement in this press release does not constitute an admission by PropertyGuru or any other person that the events or circumstances described in such statement are material. Undue reliance should not be placed upon the forward-looking statements.

Industry and Market Data

This press release contains information, estimates and other statistical data derived from third party sources and/or industry or general publications, including estimated insights from SimilarWeb and Google Analytics. Such information involves a number of assumptions and limitations, and you are cautioned not to place undue weight on such estimates. PropertyGuru has not independently verified such third-party information, and makes no representation as to the accuracy of such third-party information.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2024	2023*	2024	2023*
	(S$ in thousands, except share and per share data)

Revenue	40,678	36,880	77,193	69,508
Other income	2,531	2,034	4,926	3,700
Other (losses) / gains - net	(10,625)	2,264	(10,916)	56

Expenses
Sales commission	(2,194)	(2,061)	(4,745)	(4,302)
Referral fees	(511)	(678)	(927)	(1,150)
Merchant fees	(1,047)	(840)	(1,842)	(1,499)
Awards and events costs	(383)	(378)	(764)	(968)
Advertising and platform fees	(396)	(416)	(847)	(948)
Salary and staff costs	(20,332)	(20,377)	(43,417)	(40,121)
Marketing expenses	(3,750)	(2,968)	(6,166)	(6,218)
Technology expenses	(3,658)	(3,083)	(6,906)	(6,349)
Legal and professional	(5,717)	(2,060)	(7,858)	(3,138)
Share grant and option expenses	(1,555)	(802)	(2,576)	(3,060)
Depreciation and amortization	(6,898)	(5,800)	(13,354)	(11,680)
Reversal of impairment /(Impairment) loss on financial assets	306	(716)	178	(677)
Impairment of intangible assets**	—	(5,469)	—	(5,469)
Impairment of plant, equipment and right-of-use assets	—	(250)	—	(250)
Finance cost	(116)	(116)	(238)	(248)
Other expenses	(1,510)	(1,376)	(2,901)	(3,548)
Total expenses	(47,761)	(47,390)	(92,363)	(89,625)
Loss before income tax	(15,177)	(6,212)	(21,160)	(16,361)
Tax expense	(948)	(264)	(1,257)	(349)

Net loss for the period	(16,125)	(6,476)	(22,417)	(16,710)
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Currency translation differences arising from consolidation	1,200	(3,425)	4,037	(9,068)
Items that will not be reclassified subsequently to profit or loss:
Actuarial loss from post-employment benefits obligation	—	(4)	—	(8)
Other comprehensive income/(loss) for the period, net of tax	1,200	(3,429)	4,037	(9,076)
Total comprehensive loss for the period	(14,925)	(9,905)	(18,380)	(25,786)

Loss per share for loss attributable to equity holders of the Group
Basic loss per share for the period	(0.10)	(0.04)	(0.14)	(0.10)

Diluted loss per share for the period	(0.10)	(0.04)	(0.14)	(0.10)

* Certain amounts in the prior period have been re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the acquisition of Sendtech in October 2022.

** The impairment of intangible assets as at 30 June 2023 consists of impairment in goodwill of S$4,185,000, and impairment in other intangible assets of S$1,284,000.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of June 30, 2024	As of December 31, 2023
	(S$ in thousands)

ASSETS
Current assets
Cash and cash equivalents	309,370	306,398
Trade and other receivables	16,431	15,810
	325,801	322,208
Non-current assets
Trade and other receivables	2,397	2,677
Intangible assets	378,718	378,178
Plant and equipment	1,467	1,691
Right-of-use assets	6,814	8,414
	389,396	390,960
Total assets	715,197	713,168
LIABILITIES
Current liabilities
Trade and other payables	30,793	26,637
Lease liabilities	3,819	4,222
Deferred revenue	64,313	61,066
Provisions	147	148
Current income tax liabilities	4,097	4,019
	103,169	96,092
Non-current liabilities
Trade and other payables	597	518
Lease liabilities	3,972	5,352
Deferred income tax liabilities	5,588	4,981
Provisions	770	764
Warrant liabilities	11,306	649
	22,233	12,264
Total liabilities	125,402	108,356

Net assets	589,795	604,812

SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the Group

Share capital	1,095,823	1,094,543
Share reserve	13,298	11,215
Capital reserve	785	785
Translation reserve	(33,876)	(37,913)
Accumulated losses	(486,235)	(463,818)
Total Shareholders' Equity	589,795	604,812

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2024	2023
	(S$ in thousands)

Cash flows from operating activities
Loss for the period*	(22,417)	(16,710)
Adjustments for:
- Tax expense*	1,257	349
- Employee share grant and option expense	2,278	2,716
- Non-executive director share grant and option expense	298	428
- Depreciation and amortization*	13,354	11,680
- Impairment of intangible assets	—	5,469
- Impairment of plant, equipment and right-of-use assets	—	250
- Loss/(gain) on disposal of plant and equipment and intangible assets	8	(2)
- Gain on lease modification	(1)	—
- (Reversal of impairment)/Impairment loss on financial assets	(178)	677
- Interest income	(4,571)	(3,565)
- Finance cost	238	248
- Unrealised currency translation loss/(gain)	329	(183)
- Fair value loss/(gain) on warrant liabilities	10,593	(110)
	1,188	1,247
Change in working capital, net of effects from acquisition
and disposal of subsidiaries:
- Trade and other receivables	(11)	915
- Trade and other payables	4,233	(2,577)
- Deferred revenue	3,248	3,502
Cash provided by operations	8,658	3,087
Interest received	4,419	3,221
Income tax paid	(483)	(290)
Net cash provided by operating activities	12,594	6,018

Cash flows from investing activities
Additions to plant and equipment	(423)	(298)
Additions of intangible assets	(13,219)	(13,143)
Proceeds from disposal of plant and equipment	19	2
Net cash used in investing activities	(13,623)	(13,439)

Cash flows from financing activities
Interest paid	(223)	(228)
Principal payment of lease liabilities	(2,320)	(2,241)
Proceeds from issuance of ordinary shares	372	192
Net cash used in financing activities	(2,171)	(2,277)

Net decrease in cash and cash equivalents	(3,200)	(9,698)

Cash and cash equivalents
Beginning of the six months ended 30 June	306,398	309,233
Effects of currency translation on cash and cash equivalents	6,172	2,261
End of the six months ended 30 June	309,370	301,796

* Certain amounts in the prior period have been re-presented to reflect the remeasurement period adjustments, as required by IFRS 3, in respect of updates to the accounting for the acquisition of Sendtech in October 2022.